UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Siebert Financial Corp.

(Name of Subject Company)

Kennedy Cabot Acquisition, LLC

(Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

826176109

(Cusip Number of Class of Securities)

Gloria E. Gebbia

Kennedy Cabot Acquisition, LLC

Chief Executive Officer

24100 Calabasas Road

Calabasas, CA 91302

(212)514-8369

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Lawrence G. Nusbaum, Esq.

Martin H. Kaplan, Esq.

Bryan Dixon, Esq.

Gusrae Kaplan Nusbaum PLLC

120 Wall Street, 25th Floor

New York, NY 10005

212-269-1400

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to the following preliminary communications made before the planned tender offer by Kennedy Cabot Acquisition, LLC, a Nevada limited liability company (“Purchaser”) of a portion of the outstanding capital stock of Siebert Financial Corp., a New York corporation (“Siebert Financial”), pursuant to the terms of an Acquisition Agreement dated as of September 1, 2016, among Siebert Financial, the Estate of Muriel F. Siebert (the “Siebert Estate”) and the Purchaser:

(1)            a joint press release issued by Siebert Financial and Purchaser dated September 2, 2016, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference;

(2)            a form of communication to Siebert Financial’s employees first used or made available on September 2, 2016, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference; and

(3)            a form of communication to Siebert Financial’s customers, first used or made available on September 2, 2016, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

The information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K filed by Siebert Financial on September 2, 2016 (including all exhibits attached thereto) is incorporated herein by reference.

Notice to Investors

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Siebert Financial. The tender offer for certain shares of the outstanding common stock of Siebert Financial has not yet commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed on Schedule TO by Purchaser with the SEC, and soon thereafter the Siebert Financial will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Siebert Financial’s shareholders are advised to read these documents and any other documents relating to the tender offer that will be filed with the SEC carefully and in their entirety because they contain important information. Siebert Financial’s shareholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov or by contacting Siebert Financial’s investor relations department at Siebert Financial Corp., 885 Third Avenue, New York, New York 10022, Attention: Investor Relations.

Forward Looking Statements

This communication contains “forward-looking statements” (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events. Words such as “anticipate,” “expect,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction; Siebert Financial’s and Kennedy Cabot’s plans, objectives, expectations and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements are based on information currently available to Siebert Financial and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction between Siebert Financial and Kennedy Cabot, these factors could include, but are not limited to: regulatory approval being a condition of the transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the diversion of management time on transaction-related issues; changes in the general economic environment, or social or political conditions, that could affect the businesses; and the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, competitors, management and other employees.

Additional information concerning other risk factors is also contained in Siebert Financial’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2016

KENNEDY CABOT ACQUISITION, LLC

By:	/s/ Gloria E. Gebbia
Name:	Gloria E. Gebbia
Title:	Manager

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint press release issued by Siebert Financial and Purchaser dated September 2, 2016

99.2	Form of communication to Siebert Financial’s employees, first used or made available on September 2, 2016

99.3	Form of communication to Siebert Financial’s customers, first used or made available on September 2, 2016